

Mail Stop 3233

May 8, 2018

Via E-Mail
Ms. Jennifer Holmes
Chief Accounting Officer
Urban Edge Properties
Urban Edge Properties LP
888 Seventh Avenue
New York, NY   10019

> **Re: Urban Edge Properties**
> **Urban Edge Properties LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 14, 2018**
> **File No. 001-36523 and 333-212951-01**

Dear Ms. Holmes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition, page 32

1. We note your disclosure that you defer recognition of contingent rent abatements until the specified target is achieved. Please tell us your basis in U.S. GAAP for this accounting policy. Further, please clarify for us the nature of the contingent rent abatements.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295 with any questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Jennifer Monick

　　　　　　　　　　　　　　　　Jennifer Monick
　　　　　　　　　　　　　　　　Assistant Chief Accountant
　　　　　　　　　　　　　　　　Office of Real Estate and
　　　　　　　　　　　　　　　　Commodities